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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 22 2018

SEC FILE NUMBER
8-49718

FACING PAGE WASH, D.C.

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N WASHINGTON ST SUITE H
(No. and Street)

BISMARCK (City) ND (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY PIERCE 701-222-3017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIDMER ROEL PC
(Name – *if individual, state last, first, middle name*)

4334 18TH AVE S SUITE 101 (Address) FARGO (City) ND (State) 58103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS
DM

OATH OR AFFIRMATION

I, GARRY PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GENERAL PARTNER

Title

DEE HEINTZ
Notary Public
State of North Dakota
My Commission Expires June 11, 2021

2-15-18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2017

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Garry Pierce Financial Services, LLP**, (a North Dakota partnership), as of December 31, 2017 and the related statements of operations, partners' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Garry Pierce Financial Services, LLP** as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Garry Pierce Financial Services, LLP's** management. Our responsibility is to express an opinion on **Garry Pierce Financial Services, LLP's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Garry Pierce Financial Services, LLP** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

widmerroelcpa.com

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of **Garry Pierce Financial Services, LLP's** financial statements. The supplemental information is the responsibility of **Garry Pierce Financial Services, LLP's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel PC

We have served as **Garry Pierce Financial Services, LLP's** auditor since 2012.
Fargo, North Dakota
February 13, 2018

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	36,498
Accounts receivable		2,398
Total current assets		38,896
EQUIPMENT AND FIXTURES, at cost,		8,122
Less accumulated depreciation		8,122
Net equipment and fixtures		-
Total assets	$	38,896
LIABILITIES AND PARTNERS' EQUITY		
Liabilities	$	-
Partners' equity		38,896
Total liabilities and partners' equity	$	38,896

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

COMMISSIONS REVENUES	$	126,478
INTEREST INCOME		10
Total gross revenues		126,488
GENERAL AND ADMINISTRATIVE EXPENSES		
Occupancy		7,995
Professional services		20,440
Office supplies		302
Fees		4,148
Communication and data processing		3,430
Dues and subscriptions		380
Insurance		956
Donations		17,772
Other		1,508
Total general and administrative expenses		56,931
Net earnings	$	69,557

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF PARTNERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

BALANCE - DECEMBER 31, 2016	$	67,339
Net earnings		69,557
Partner draws		(98,000)
BALANCE - DECEMBER 31, 2017	$	38,896

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net earnings	$ 69,557
Changes in assets and liabilities	
Accounts receivable	15,208
NET CASH FROM OPERATING ACTIVITIES	84,765
CASH FLOWS USED FOR FINANCING ACTIVITY	
Partners' draws	(98,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(13,235)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	49,733
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 36,498

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company regularly monitors all receivable balances and charges bad debt expense with any receivables deemed to be uncollectible. The Company does not charge interest and does not require collateral on any receivables.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

(continued on next page)

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2014 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the year ended December 31, 2017, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2017, the Company had no tax positions that would not be held up under examination.

Subsequent Events

The Company has evaluated subsequent events through February 13, 2018, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Approximately 72% of the Company's earned revenues for 2017 were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest. At December 31, 2017, the Company had a receivable of $2,398 from Edgewood Real Estate Investment Trust.

Approximately 12% of the Company's earned revenues for 2017 were generated from commissions associated with transactions of Lightstone, a nonpublic real estate company which offers investments in a real estate investment trust and a real estate income trust. The trusts own properties and the mortgages on properties located throughout the United States.

NOTE 3 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires April 30, 2020. Terms of the lease call for monthly rent payments of $670 through April 30, 2018. Monthly rents are to increase to $685 on May 1, 2018 and are to increase an additional $15 per month on May 1 of each subsequent year. Rent expense totaled $7,995 for the year ended December 31, 2017.

Future minimum lease payments are as follows:

For the Years Ending December 31,		
2018	$	8,160
2019		8,340
2020		2,800
	$	19,300

(continued on next page)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2017, the Company had the following net capital:

Net capital	$ 36,498
Excess net capital	$ 31,498
Aggregate indebtedness ratio	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 5 - PARTNERS EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

NOTE 6 - RETIREMENT PLAN

The Company has a simplified retirement plan where contributions are made at the discretion of the owners. Contributions to the partners' retirement plan are recognized as partner draws.

NOTE 7 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenues from Contracts with Customers. The new revenue guidance broadly replaces the revenue guidance provided throughout the Codification. The core principle of the revenue guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. An entity should apply a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required with the revenue recognition process than are required under existing U.S. GAAP.

At issuance, ASU 2014-09 was effective starting in 2017 for calendar-year public entities, and interim periods within that year. In August 2015, the FASB issued ASU 2015-14, Revenues from Contracts with Customers: Deferral of the Effective Date, which defers the adoption of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company is currently evaluating the potential impact, if any, ASU 2014-09 may have on the Company's financial statements. The primary impact of the adoption of this accounting standard on the Company's financial statements is preliminarily anticipated to be the additional required disclosures around revenue recognition in the notes to the financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2017

	Schedule I
NET CAPITAL	
Total partner's equity from the statement of financial condition	$ 38,896
Non-allowable assets	(2,398)
Net capital	$ 36,498
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 31,498
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 30,498
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 36,498
Adjustments	-
	$ 36,498
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have reviewed management's statements, included in the accompanying Small Entity Exemption Report, in which (1) **Garry Pierce Financial Services, LLP** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Garry Pierce Financial Services, LLP** claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(2)(i) (the "exemption provisions") and (2) **Garry Pierce Financial Services, LLP** stated that **Garry Pierce Financial Services, LLP** met the identified exemption provisions throughout the most recent fiscal year without exception. **Garry Pierce Financial Services, LLP's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Garry Pierce Financial Services, LLP's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel PC
Fargo, North Dakota
February 13, 2018

GARRY PIERCE
FINANCIAL SERVICES, LLP
member FINRA, SIPC
1929 N. Washington Street, Suite H
Bismarck, North Dakota 58501
Tel. & Fax (701) 222-3017

SEC Headquarters
100 F Street
Washington, DC 20549

SMALL ENTITY EXEMPTION REPORT

From SEC Rule 15c3-3 for the period January 1, 2017 to December 31, 2017.

Garry Pierce Financial Services, LLP claims exemption from section (k)(2)(i) of SEC Rule 15c3-3:

Garry Pierce Financial Services, LLP has always sold its investments on a subscription-only basis, and being a FINRA member (CRD 42141) clears all of its own business.

Garry Pierce Financial Services, LLP does not hold any customer funds or securities.

Garry Pierce Financial Services LLP does not deal in listed securities.

Garry Pierce Financial Services,LLP sells only non-traded REITS and mutual funds.

There are no exceptions to the above claimed exemptions for the period from January 1, 2017 to December 31, 2017.

Garry Pierce
Garry Pierce
General Partner

01-09-2018
Date